UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-50335	77-0467655
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5220 Las Virgenes Road Calabasas, CA 91302
(Address of principal executive offices) (Zip Code)

Blake Welcher, Executive Vice President, Legal & Licensing Operations
General Counsel and Corporate Secretary
(818) 436-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

DTS, Inc. (the “Company”) has filed a Conflict Minerals Report which is attached as Exhibit 1.01 to this Form SD, and this report is also available on the Company’s website at www.dts.com.

Section 2 — Exhibit

Exhibit 1.01 — 2015 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DTS, INC.

Date: May 27, 2016
	By:	/s/ Blake Welcher
Blake Welcher
Executive Vice President,
Legal & Licensing Operations
General Counsel and Corporate Secretary